UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934 (Amendment No. 2)*

Vringo, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share (Title of Class of Securities)

92911N104 (CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

a.	☒ Rule 13d-1(b)

b.	☐ Rule 13d-1(c)

c.	☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92911N104

(1)	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Iroquois Capital Management L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 2,111,559 (see Item 4)
(7) Sole dispositive power 0
(8) Shared dispositive power 2,111,559 (see Item 4)
(9)	Aggregate amount beneficially owned by each reporting person 2,111,559 (see Item 4)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 2.5% (see Item 4)
(12)	Type of reporting person (see instructions) OO

CUSIP No. 92911N104

(1)	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Joshua Silverman
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 2,111,559 (see Item 4)
(7) Sole dispositive power 0
(8) Shared dispositive power 2,111,559 (see Item 4)
(9)	Aggregate amount beneficially owned by each reporting person 2,111,559 (see Item 4)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 2.5% (see Item 4)
(12)	Type of reporting person (see instructions) IN; HC

CUSIP No. 92911N104

(1)	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Richard Abbe
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 2,111,559 (see Item 4)
(7) Sole dispositive power 0
(8) Shared dispositive power 2,111,559 (see Item 4)
(9)	Aggregate amount beneficially owned by each reporting person 2,111,559 (see Item 4)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 2.5% (see Item 4)
(12)	Type of reporting person (see instructions) IN; HC

          This Amendment No. 2 is being filed jointly by the Reporting Persons and amends the Schedule 13G initially filed by the Reporting Persons with the Securities and Exchange Commission (the “ SEC ”) on July 5, 2011 and as amended on February 14, 2012 (the “ Schedule 13G ”).

          Except as set forth below, all Items of the Schedule 13G remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13G.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☒	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

	(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:______________________________________________________________

Item 4.	Ownership.

(a) and (b):

As of the close of business on December 31, 2012, each of the Reporting Persons may be deemed to have beneficial ownership of 2,111,559 shares of Common Stock, which are issuable upon the exercise of warrants to purchase Common Stock (the “Warrants”) held by Iroquois Master Fund Ltd., and all such shares of Common Stock represent beneficial ownership of approximately 2.5% of the Common Stock, based on 82,294,610 shares of Common Stock issued and outstanding as of January 31, 2013.

(c)(i) Number of shares as to which each of the Reporting Persons has:

(i) Sole power to vote or to direct the vote: 0.

(ii) Shared power to vote or to direct the vote: 2,111,559.

(iii) Sole power to dispose or to direct the disposition of: 0.

(iv) Shared power to dispose or to direct the disposition of: 2,111,559.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☒

Item 10. Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2013

IROQUOIS CAPITAL MANAGEMENT L.L.C.

By:	/s/ Joshua Silverman

Joshua Silverman, Authorized Signatory

/s/ Joshua Silverman

Joshua Silverman

/s/ Richard Abbe

Richard Abbe